

November 24, 2010

J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, GA 30328

> **Re:** **CompuCredit Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 000-53717**

Dear Mr. Whitehead:

We have reviewed your response letter dated November 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

June 30, 2010 Form 10-Q

Investments in Previously Charged-Off Receivables, page 9

1. We note your response and revised disclosure related to comment 5b in your letter dated November 10, 2010. Please tell us why there is no remaining basis in balance transfer accounts at the time of card issuance since it appears that you make a payment to acquire these previously charged-off receivables.

September 30, 2010 Form 10-Q

2. Please revise future filings to present the gain from the litigation settlement in a line item other than fees and related income on earning assets or tell us why you believe that is an appropriate presentation and provide supporting accounting guidance. It appears that a more appropriate presentation would be in other operating income.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant